

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 8, 2019

Elizabeth M. Keiley
General Counsel
Entasis Therapeutics Holdings Inc.
35 Gatehouse Drive
Waltham, Massachusetts 02451

> **Re: Entasis Therapeutics Holdings Inc.**
> **Registration Statement on Form S-3**
> **Filed October 2, 2019**
> **File No. 333-234041**

Dear Ms. Keiley:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gregory Dundas, Attorney Adviser, at (202) 551-3436 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jaime L. Chase